October 13, 2021

Mr. Ryan Sutcliffe
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:    Listed Funds Trust (the “Trust”)
File Nos. 333-215588 and 811-23226
Roundhill IO Digital Infrastructure ETF (the “Fund”)

Dear Mr. Sutcliffe:
This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 114 to the Trust’s Registration Statement on Form N-1A filed August 5, 2021 (SEC Accession No. 0000894189-21-005006) (the “Amendment”). For your convenience, the comments have been reproduced below in bold with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
General
1.Please provide a copy of the Fund’s index methodology before the correspondence is filed.
Response: A copy of the index methodology was provided to the Staff electronically on October 6, 2021.
2.Regarding all blanks within the Amendment, please ensure all information as required by Form N-1A is included within the documents prior to filing with the Commission.
Response: The Trust acknowledges the comment, and has completed all previously-incomplete information in accordance with Form N-1A prior to filing an amended Amendment.
Investment Objective and Fees and Expense Table
3.Please provide a completed fee table and expense example in advance of the Fund’s effectiveness.
Response: The completed fee table and expense example have been included as Appendix A to this correspondence.
4.Please confirm the Fund’s acquired funds fees and expenses (“AFFE”) are not anticipated to exceed 0.01%, or include AFFE as a separate line item in the fee table.
Response: The Trust confirms that the Fund’s AFFE is not anticipated to exceed 0.01%.
5.Please confirm there are no fee waiver/reimbursement or recoupment arrangements in place for the Fund.
Response: The Trust confirms that there are no fee waiver/reimbursement or recoupment arrangements in place for the Fund.
Principal Investment Strategy
6.Please augment the definition of “digital infrastructure assets” to describe what is meant by “other long-lived physical infrastructure assets.”
Response: The Trust has made the following revision to the relevant disclosure:
“Digital infrastructure assets” include fixed-line, high-speed data transmission technology and hardware (such as fiberoptic cable and certain “last-mile” technologies that bring data to and from the end-user); data centers; mobile towers and related infrastructure; and other long-lived physical infrastructure assets, which can be characterized as any of the physical resources that are necessary to enable the use of data, computerized devices, methods, systems and processes (e.g., customer premise equipment, such as a cable box; real estate housing on which digital infrastructure assets are fixed; or TV, radio, and other communication antennas).”
7.If the Index includes satellite-based digital infrastructure, please disclose that. Alternatively, consider noting that satellite-based digital infrastructure is not part of the Index to clarify potential confusion regarding the Principal Investment Strategies of the Fund.
Response: Based on the Index methodology, satellite-based digital infrastructure assets that qualify under the broader definition of “digital infrastructure assets” may be included in the Index; however, such assets are not expected to constitute a principal or significant part of the Index and, therefore, the Fund’s portfolio. As such, the Trust respectfully declines to include the Staff’s requested disclosure.
8.Please revise the third bullet to include the Index’s definition of “non-U.S. developed” markets.
Response: The Trust has made the following revision:
“a maximum of 35% of the Index will be comprised of companies organized and primarily operating in non-U.S. developed market countries, as defined by the S&P Dow Jones Country Classification methodology. Currently, developed market countries are those countries that meet all of the global equity index series eligibility and emerging market criteria and have a nominal Gross Domestic Product (“GDP”) per capita, at Purchasing Power Parity (PPP), of greater than US$ 15,000.”
9.Please include more detailed disclosures regarding how “Soundness” is measured, i.e., how does the Index Committee determine whether a business has strong financial health and on what metrics.
Response: The Trust has made the following clarification:
“In assigning a GVS rank, the Index Committee seeks to optimize the Index for a combination of gross revenue and profitability growth (Growth), attractive purchase prices based on fundamental analysis (Value), and businesses with strong financial health (Soundness). When assessing a company’s financial health, the Index Committee may consider a combination of factors, including the company’s scale (measured by its sales during the preceding 12 months), cash generation (cash flow growth), profitability, operating leverage, and indebtedness.”
10.Please disclose the weighting of each “GVS” factor.
Response: The Trust responds supplementally that Growth, Value, and Soundness are interrelated and overlapping factors. Each GVS factor is weighted according to the Index’s proprietary ranking methodology which is based on the following metrics: last twelve months (“LTM”) sales; two-year growth in cash flows from operations per share; two-year percentage change in earnings before interest, tax, depreciation and amortization (“EBITDA”) margin, LTM EBITDA less capital expenditure margin; enterprise value/EBITDA; and net debt/EBITDA. These metrics are interrelated and may be applicable to one or more of the GVS factors. The metrics and their weightings with respect to each GVS factor may be adjusted by the Index Provider over time. As a result, we do not believe disclosing the weighting of each GVS factor would be appropriate or helpful to investors, and respectfully decline to add the requested disclosure. However, attributing those metrics to the factor with which they are currently most strongly associated, the Index Provider currently anticipates the following GVS factor weighting:
•40% Growth
•10% Value
•50% Soundness
11.Please clarify whether the Index is also reconstituted at the same time it is rebalanced.
Response: The Trust has made the following clarification:
“The Index will be rebalanced and reconstituted semi-annually....”

12.Please provide examples of the environmental, social, and governance (“ESG”) factors that the Investment Committee considers. Also, please note whether ESG is determinative of an investment decision.
Response: The Trust has removed the consideration of ESG factors from its prospectus disclosure.
13.If the Fund may use derivatives as part of its principal strategy, please disclose the derivatives strategy with specificity.
Response: The Trust confirms that the Fund will not use derivatives as part of its principal strategy.
14.Please order the risks to prioritize those risks that are most likely to adversely affect the Fund’s net asset value, yield, and/or total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”
Response: The Trust has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund and not overly lengthy or technical, and that the risks the Adviser considers the most significant are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.
While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included before the first paragraph under “Principal Investment Risks” in the Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”
15.Please confirm whether the securities underlying the Fund are traded outside of a collateralized settlement system. If so, please disclose that there are a limited number of financial institutions that may act as authorized participants (“AP”) that post collateral for certain trades on an agency basis. Please also disclose that, to the extent that those APs exit the business or are unable to process creation and/or redeem orders and no other AP is able to do so there may be a significant diminished trading market for the ETF shares. In addition, disclose that this could, in turn, lead to differences between market price of ETF shares and underlying value of those shares.
Response: The Trust believes the requested disclosure is addressed in the first bullet of the Fund’s “ETF Risks” disclosure, which states:
“Authorized Participants, Market Makers, and Liquidity Providers Concentration Risk. The Fund has a limited number of financial institutions that may act as Authorized Participants (“APs”). In addition, there may be a limited number of market makers and/or liquidity providers in the marketplace. To the extent either of the following events occur, Shares may trade at a material discount to NAV and possibly face delisting: (i) APs exit the business or otherwise become unable to process creation and/or redemption orders and no other APs step forward to perform these services, or (ii) market makers and/or liquidity providers exit the business or significantly reduce their business activities and no other entities step forward to perform their functions.”
Principal Investment Risks
16.With respect to the “Geographic Investment Risk” discussion, based on the Index, does the Fund anticipate having a significant portion of its assets invested in a single country or region? If so, disclose those countries or regions.
Response: Per the Index methodology, U.S. companies will comprise at least 65% of the Index; developed ex-U.S. companies will comprise no more than 35% of the Index; and emerging market companies will comprise no more than 15% of the Index. Accordingly, it is not anticipated that a significant portion (i.e. 10% or more) of the Fund’s assets will be invested in a single country other than the U.S.. The second largest country exposure is currently Australia, comprising approximately 7.4% of the Index, and all others are currently under 5%. As such, the Trust does not believe any revisions are necessary or appropriate.
17.Consider whether micro-cap risk is appropriate for the Fund given its $250 million minimum market cap requirement.
Response: The Trust has made the following revisions to its “Market Capitalization Risk” discussion:
“Micro and Small-Capitalization Investing. The securities of micro small-capitalization companies may be newly formed or have limited product lines, distribution channels and financial and managerial resources. Micro and small-capitalization companies may be more vulnerable to adverse issuer, market, political, or economic developments than securities of large- or mid-capitalization companies. The securities of micro and small-capitalization companies generally trade in lower volumes and are subject to greater and more unpredictable price changes than large- or mid-capitalization stocks or the stock market as a whole. There is typically less publicly available information concerning micro and smaller-capitalization companies than for larger, more established companies.”
18.With respect to the “Models and Data Risk” discussion, because the Fund will have significant exposure to non-U.S. countries in emerging and frontier markets please include disclosure with respect to the following risks and any related risks associated with the investment strategy, or explain why it is not appropriate:
a.potential for errors in Index data, Index computation and/or Index construction if information on non-U.S. countries is unreliable or outdated or if less information about the non-U.S. countries is publicly available due to difference in registration, accounting, audit and financial record keeping standards;
b.potential significance of such errors on the Fund’s performance; and
c.limitations on the Adviser’s ability to oversee the Index Provider’s due diligence process over Index data prior to its use and Index computation, construction, and/or rebalancing.
Response: The Trust will undertake to include this risk disclosure in the Fund’s subsequent post-effective amendment filing
19.Consider revising the Prospectus to include discussions of “Management Risk” and “Index Provider Risk.”
Response: The Trust will include a discussion of “Index Provider Risk” in the Fund’s subsequent post-effective amendment filing. Given the passive nature of this Fund, we respectfully decline to add “Management Risk.”
Additional Information About the Fund
20.Please include a discussion of the Fund’s investment objective in accordance with the requirements of Form N-1A, Items 9(a).
Response: The Trust believes its current Item 4 disclosure provides a complete and appropriate description of the Fund’s investment objective. The Trust notes that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9 with respect to the Fund. The Trust, therefore, respectfully declines the Staff’s comment.
21.For purposes of the Fund’s Item 9(b) disclosure in the “Principal Investment Strategies,” please make reference to the Fund’s investment in the Index.
Response: The Trust has added the following sentence to the Fund’s Item 9(b) “Principal Investment Strategies” disclosure:
“The Fund uses a “passive management” (or “indexing” approach to track performance, before fees and expenses, of the Index.”

22.Please add “Digital” to the Item 9 “Infrastructure Companies Risk”.
Response: The Trust has revised the risk heading as follows: “Digital Infrastructure Companies Risk.”
Statement of Additional Information
23.Where applicable, please describe how the Fund will approach relevant ESG proxy voting issues for its portfolio companies, or explain in correspondence why it is not required.
Response: The Trust has removed consideration of ESG factors from its prospectus disclosure.
Part C
24.If the Fund is a party to the license or sub-license agreement with the Index Provider, please file a copy of the agreement as an exhibit under Form N-1A, Item 28(h) – “Other Material Contracts”).
Response: The Fund is not a party to an index licensing agreement or sub-licensing agreement. The Fund’s underlying index is provided pursuant to a license arrangement between IO Digital Index Partners and the Fund’s adviser for use by and at no cost to the Fund.
Index Methodology
25. The prospectus notes that the Index Committee may consider ESG factors, but the methodology makes no mention of ESG factors. Please revise the prospectus or reconcile the discrepancy.
Response: The Trust has removed consideration of ESG factors from its prospectus disclosure.
26. The methodology states that it is offered as both a price return and gross total return index. Please disclose in the prospectus which will be used by the Fund.
Response: The Trust has added the following to its Item 9 disclosure:
“The Index is calculated as a gross total return index.”
27. The Staff reiterates its comments 9 and 10 with respect to section 2.1 of the methodology.
Response: Please see the Trust’s response to the Staff’s comments 9 and 10, above.

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If you have any questions regarding this correspondence or the responses therein, please do not hesitate to contact me at 414-336-9563.
Sincerely,
/s/ Alia Vasquez
Alia Vasquez
Assistant Secretary
Listed Funds Trust

Appendix A
Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.75%

1 Estimated for the current fiscal year.
Expense Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$77	$240

A-1